UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

NOTICE OF RESOLUTIONS OF THE 1ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: June 29, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

This Notice of Resolutions is a translation of the Japanese language original for convenience purposes only, and in the event of any discrepancy, the Japanese language original shall prevail.

June 29, 2011

To: Shareholders

Kazuo Tanabe

President

SUMITOMO MITSUI TRUST HOLDINGS, INC.

9-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

NOTICE OF RESOLUTIONS OF

THE 1ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs / Madams:

Please be informed that the following matters were reported or resolved at the 1st Ordinary General Meeting of Shareholders of Sumitomo Mitsui Trust Holdings, Inc., (the “Company”) held on the date hereof:

Matters reported:

1. Matters concerning the business report, consolidated financial statements and the audit reports on consolidated financial statements made by the accounting auditor and the Board of Corporate Auditors for the 10th fiscal period (from April 1, 2010 to March 31, 2011)

The details of the above business report and consolidated financial statements as well as its audit reports were reported.

2. Matters concerning reports on the non-consolidated financial statements for the 10th fiscal period (from April 1, 2010 to March 31, 2011)

The details of the above financial statements were reported.

Matters resolved:

Agendum 1: Matters concerning distribution of surplus

This proposal was resolved and approved as originally proposed.

The amount of dividend on common share was determined to be four (4) yen per share.

Agendum 2: Matters concerning reduction of the legal capital surplus

This proposal was resolved and approved as originally proposed.

The detail of the resolution is as follows:

(1)	For the purpose of ensuring flexibility and agility of the future financial policies of the Company, legal capital surplus of the Company shall be reduced by 499,786,010,274 yen from 1,202,719,732,404 yen and the same amount shall be transferred to other capital surplus.

(2)	The effective date of the reduction of legal capital surplus is June 30, 2011.

Agendum 3: Matters concerning election of ten (10) Directors

In accordance with the original proposal, Messrs. Hitoshi Tsunekage, Kazuo Tanabe, Kiyoshi Mukohara, Kunitaro Kitamura, Nobuo Iwasaki, Junichi Sayato, Shinji Ochiai, Tetsuo Ohkubo, Jun Okuno and Akio Otsuka have been reelected to assume their offices.

Agendum 4: Matters concerning additional appointment of accounting auditor

In accordance with the original proposal, KPMG AZSA LLC has been additionally appointed as accounting auditor to assume its office.

Agendum 5: Matters concerning determination of the amount of remuneration and substance of share acquisition rights to be allocated to Directors as stock options

In accordance with the original proposal, (1) the annual amount of 20 million yen as upper limit, apart from the monthly allowance of 30 million yen, as remuneration by stock options for Directors and (2) issuance of share acquisition rights as stock options were resolved and approved.

This is the end.

After the end of the Ordinary General Meeting of Shareholders, Mr. Hitoshi Tsunekage was elected as the Chairman, Mr. Kazuo Tanabe was elected as President, and Messrs. Kiyoshi Mukohara and Kunitaro Kitamura were each elected as Deputy President at the meeting of the Board of Directors held on the same day to assume their respective offices.